Exhibit 99.1

Obsidian Energy Announces Proposed Issuance of up to $125.0 Million Senior Unsecured Notes and New Syndicated Credit Facilities

•	Proposed issuance of up to $125.0 million five-year senior unsecured notes

•	Proposed new syndicated credit facilities provide up to $225.0 million of available capacity

CALGARY, July 19, 2022 – OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces the proposed private placement of senior unsecured notes and proposed new syndicated credit facilities.

Obsidian Energy intends to undertake a proposed private placement of five-year senior unsecured notes (the “Notes”) in the amount of up to $125.0 million (the “Offering”), subject to market and other conditions as part of our debt refinancing. In connection with the private placement of the Notes, Obsidian Energy also intends to enter into new syndicated credit facilities with borrowing capacity of up to $225.0 million (the “New Credit Facilities”), as further described below. Subject to completion of the Offering and entering into the New Credit Facilities, Obsidian Energy intends to use the net proceeds of the Offering, together with initial draws on the New Credit Facilities, to repay all of our existing senior secured notes due November 30, 2022, in accordance with the terms thereof, repay the outstanding balances under our existing credit facilities due November 30, 2022, and repay the PROP limited recourse loan due on December 31, 2022, which was incurred by the Company in connection with our 2021 acquisition of the remaining 45 percent interest in the Peace River Oil Partnership.

The Notes will not be qualified for distribution to the public or registered under the securities laws of any province or territory of Canada or in the United States. They will only be offered in the provinces of Canada and in the United States pursuant to applicable exemptions from the prospectus and registration requirements thereunder.

Upon closing of the Offering, the Company intends to enter into the New Credit Facilities with a syndicate of lenders including the Royal Bank of Canada, Bank of Montreal and Canadian Western Bank, which will provide for up to $225.0 million available to be drawn. The $225.0 million of availability will consist of $175.0 million revolving syndicated credit facilities (the “New Syndicated Facilities”) and up to $50.0 million non-revolving term loan (the “New Term Loan”). We expect to utilize approximately $30.0 million of the New Term Loan together with approximately $130.0 million of the New Syndicated Facilities and assuming the gross proceeds from the proposed issuance of $125.0 million of Notes to complete the refinancing.

The revolving period of the New Syndicated Facilities will end on the first anniversary of the date they become available (which is anticipated to be July 26, 2023, with a term out period ending on the first anniversary of the end of the revolving period (which is anticipated to be July 26, 2024), subject to customary annual extension terms. The New Syndicated Facilities will also have semi-annual borrowing base redeterminations in May and November of each year. The maturity date of the New Term Loan will be December 31, 2022.

ADDITIONAL READER ADVISORIES

CAUTIONARY STATEMENTS PURSUANT TO THE OFFERING

This news release is not an offer of the Notes for sale in the United States. The Notes offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws and may not be offered or sold except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the U.S. Securities Act, or to accredited investors in reliance on the exemption from registration provided by Rule 506 under the U.S. Securities Act or to persons outside the United States in compliance with Regulation S under the U.S. Securities Act. Any public offering of securities made in the United States would be made by means of a prospectus that would be obtainable from the Company and that would contain detailed information about the Company, its management and financial statements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Notes, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements or information (collectively “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this news release contains forward-looking statements and information concerning: the Offering, the Notes and the New Credit Facilities and the proposed terms and conditions thereunder; expectations on how payments on certain outstanding amounts will be made by the Company; the proposed terms and conditions and repayment, as applicable, of New Syndicated Facilities and New Term Loan.

The forward-looking statements are based on certain key expectations and assumptions made by Obsidian Energy. Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Obsidian Energy can give no assurance that they will prove to be correct. By its nature, such forward-looking statements are subject to various risks and uncertainties, which could cause the actual results and expectations to differ materially from the anticipated results or expectations expressed. These risks and uncertainties include, but are not limited to: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic (including the ASRP) or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and G&A; future inflation rates; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, such as wild fires and flooding, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; that we are able to successfully complete the refinancing of our syndicated credit facilities on acceptable terms through the completion of the Offering and New Credit Facilities and our ability to finance the repayment of our senior notes and our wholly-owned subsidiaries limited-recourse loan on maturity; and our ability to add production and reserves through our development and exploitation activities; and the retention of key management and employees.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this news release, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we change our second quarter 2022 expected results; the possibility that we change our 2022 capital budget and 2023 preliminary forecast in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued (including those listed herein), on favorable terms or at all; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and in confidence in the oil and natural gas industry generally, whether caused by a resurgence of the COVID-19 pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the COVID-19 and/or other factors pandemic adversely affects the financial capacity of the Company’s contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our syndicated credit facilities and the maturity date of our senior notes is not further extended (if necessary), that the borrowing base under our syndicated credit facilities is reduced, that the Company is unable to renew or refinance our syndicated credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes and limited recourse debt in connection with the PROP acquisition when they mature on acceptable terms or at all and/or obtain debt and/or equity financing to replace one or all of our syndicated credit facilities, limited recourse debt and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in production, whether due to commodity prices failing to rise or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; the risk that our costs increase significantly due to inflation, supply chain disruptions and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas including the ongoing war between Russia and Ukraine; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to the ongoing COVID-19 pandemic and/or public opinion and/or special interest groups.

The forward-looking statements contained in this news release are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein.

Readers should also carefully consider the matters discussed that could affect Obsidian Energy, or its operations or financial results in Obsidian Energy’s Annual Information Form (see “Risk Factors” and “Forward-Looking Statements” therein) for the year ended December 31, 2021, which is available on the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American exchange in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207—9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com